Exhibit 99.2

GW Pharmaceuticals to Report 2013 Q4 and Full Year Financial Results
and Host Conference Call on 19 November, 2013

London, UK, 12 November 2013: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW” or “the Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, will announce on 19 November 2013 its fourth quarter and full year financial results for the period ending 30 September, 2013. GW will also host a conference call the same day at 1:00 p.m. GMT (8:00 a.m. EST).

Conference call information will be provided in the financial results press release. A replay of the call will also be available through the Company’s website (www.gwpharm.com) shortly after the call.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 22 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has established a world leading position in the development of plant-derived cannabinoid therapeutics and has a deep pipeline of additional clinical-stage cannabinoid product candidates targeting epilepsy (including an orphan pediatric epilepsy program), type 2 diabetes, ulcerative colitis, glioma and schizophrenia. For further information, please visit www.gwpharm.com.

Enquiries:

GW Pharmaceuticals plc

Justin Gover, CEO

+44 1980 557000

Stephen Schultz, VP Investor Relations

+ 1 401 500 6570

FTI Consulting

Ben Atwell / Simon Conway / John Dineen (European media enquiries)

+44 20 7831 3113

Robert Stanislaro (US media enquiries)

+1 212 850 5657

Trout Group, LLC (US investor relations)

Seth Lewis / Todd James

+1 646 378 2900

Peel Hunt LLP (UK Nominated Adviser and Broker)

James Steel / Vijay Barathan

+44 20 7418 8900